Forward Pharma Corporate Update

42nd Annual Deutsche Bank Health Care Conference

May 4, 2017



Claus Bo Svendsen, MD, PhD
Chief Executive Officer

Forward-Looking Statements

Certain statements in this presentation may constitute "forward-looking statements" of Forward Pharma A/S (the "Company") within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as "believe," "expect," "anticipate," "hope," "would", "may", and "potential." Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc. and certain other parties thereto; our ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; our ability to prevail in the interference proceeding after all appeals and obtain issuance of the '871 application; our ability to prevail in or obtain a favorable decision in the '355 European opposition proceedings, after all appeals; the issuance and term of our patents; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties; the timing, amount (if any) and tax consequences of any distribution to shareholders; and our ability to generate revenue from product sales in the U.S. directly or through an assignee of our U.S. co-exclusive license rights in the event Biogen does not obtain an exclusive license from us in the U.S. Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2016. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or otherwise.

Executive Summary

- Forward has developed a significant IP portfolio related to dimethyl fumarate (DMF)
- Forward operates with a lean organization and a low burn rate
- Forward has granted to Biogen an irrevocable license to all of its IP related to DMF through the recent Settlement and License Agreement
- Biogen paid a non-refundable cash fee of $1.25 billion to Forward
- Two distinct opportunities exist to receive royalties from Biogen of 10 – 20%[(a)] from January 1, 2021 on sales of Tecfidera® or other DMF products for MS, dependent on, among other things:
  - Outcome of US interference including all appeals and Hart-Scott-Rodino (HSR) antitrust clearance
  - Outcome of European EP'355 opposition including all appeals

(a) See slide on "Potential Royalty Rates on Tecfidera® Sales" for further details

Forward has Actively Developed FP187 since 2005



Forward Pharma founded
Proof-of-Concept in psoriasis
IPO FWP on NASDAQ $235M
US Erosion Matrix Patent* issued
EP '355 Patent* granted
US Patent interference declared
Biogen agreement
Early preclinical, CMC and clinical work
Phase 3 trial planning
2005
2006-2011
2012
2014
2015
2017

* Please note that Forward is the owner of numerous other patents/patent applications; for a summary of some of these, please see separate slide 'Key IP Overview'

On January 17, 2017, Biogen and Forward Agreed to Enter into Settlement and License Agreement

FORWARD PHARMA



Biogen and Forward Pharma Agree to Enter into Settlement and License Agreement

Biogen to Pay $1.25B in Exchange for License Agreement to Forward Pharma Intellectual Property

Future Payment of Royalties Subject to Resolution of Ongoing Patent Procedures in US and EU

Category:
Investor Relations

Tuesday, January 17, 2017 7:30 am EST

CAMBRIDGE, Mass.--(BUSINESS WIRE)--Biogen Inc. (NASDAQ: BIIB) today announced that it has agreed to enter into a settlement and license agreement with Forward Pharma, subject to the approval of Forward Pharma's shareholders and other customary conditions. The license agreement will provide Biogen an irrevocable license to all intellectual property owned by Forward Pharma.

"We are very pleased to have reached this settlement with Forward Pharma. We believe this agreement will clarify and strengthen our intellectual property for TECFIDERA, the leading oral therapy for multiple sclerosis"

Upon the effectiveness of the settlement and license agreement, Biogen will provide Forward Pharma a cash payment of $1.25 billion. Under certain circumstances outlined in the agreement, Biogen will pay Forward Pharma royalties on net sales of Biogen products for the treatment of multiple sclerosis that are covered by a Forward Pharma patent and have dimethyl fumarate ("DMF") as an active pharmaceutical ingredient.

"We are very pleased to have reached this settlement with Forward Pharma. We believe this agreement will clarify and strengthen our intellectual property for TECFIDERA, the leading oral therapy for multiple sclerosis," said Michel Vounatsos, Chief Executive Officer of Biogen.

FORWARD PHARMA

Print Page Close Window

News Release

Forward Pharma Agrees to Enter Into Settlement and License Agreement with Biogen

- Biogen will pay Forward a non-refundable cash fee of $1.25 billion
- Forward may be eligible to receive royalties of 10% of net sales of Tecfidera beginning in 2021, and of 20% of net sales beginning in 2029, depending on the outcome of certain existing litigation and the receipt of regulatory approvals

COPENHAGEN, Denmark, Jan. 17, 2017 (GLOBE NEWSWIRE) -- Forward Pharma A/S (NASDAQ:FWP) ("we" or "Forward") today announced that it has entered into a binding agreement with two wholly owned subsidiaries of Biogen, Inc. and certain other parties to enter into a Settlement and License Agreement (the "License Agreement") subject to the approval of Forward's shareholders and certain other limited customary conditions. Biogen will pay Forward a non-refundable cash fee of $1.25 billion in connection with the execution and delivery of the License Agreement. Under certain circumstances, Biogen will also be obligated to pay Forward royalties of up to 10-20% of net sales of Biogen products, including Tecfidera, approved for the treatment of multiple sclerosis that are covered by a Forward patent and have dimethyl fumarate ("DMF") as an active pharmaceutical ingredient.

The License Agreement does not resolve the issues pending in the interference proceeding between Forward and Biogen that is currently pending at the Patent Trial and Appeal Board ("PTAB") of the United States Patent and Trademark Office (the "Interference Proceeding") or the opposition proceeding against Forward's European patent EP 2801355 (Application No. 14172398.1) (the "Opposition Proceeding"). Biogen and Forward intend to permit the PTAB and the U.S. Court of Appeals for the Federal Circuit, as applicable, and the European Patent Office and the Technical Board of Appeal and the Enlarged Board of Appeal, as applicable, to make final determinations in the proceedings before them. The non-refundable fee of $1.25 billion to be paid by Biogen is not conditional on the outcome of either proceeding.

Share Value Drivers under the Settlement and License Agreement


Net Cash
-
Operational Cash Burn (low)
+
Value of Potential Royalties from *US* sales of Tecfidera®
+
Value of Potential Royalties from *ex-US* sales of Tecfidera®
Tecfidera® *US* Sales
Tecfidera® *ex-US* Sales

Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk-adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2016, where risk factors are identified and described in detail.

Share Value Drivers under the Settlement and License Agreement

FORWARD PHARMA


Net Cash
-
Operational Cash Burn (low)
+
Value of Potential Royalties from US sales of Tecfidera®
+
Value of Potential Royalties from ex-US sales of Tecfidera®
Tecfidera® US Sales
Tecfidera® ex-US Sales

Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk-adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2016, where risk factors are identified and described in detail.

Financial Position and Operations

- Ongoing organizational realignment to reduce burn rate
  - Organization to be less than seven employees
- Market Cap (per May 1, 2017): $887.75 M

Balance Sheet	December 31, 2016	Pro forma for post-tax receipt of Biogen payment[a]
Cash and Investments	$138.7 M	$1,093.7 M

Income Statement	Year Ended December 31, 2016
R&D Expenses	$41.05 M
G&A Expenses	$14.38 M
Operating Loss	$55.43 M

(a) $138.7 M cash balance plus $1.25 B cash fee less $25 M payment to Aditech Pharma AG and estimated taxes of $270 M

Upfront Fee from Biogen

- **Forward is currently evaluating different means to return to shareholders a substantial portion of the $ 1.25 B and expect to announce a definitive plan during the second quarter of 2017***
- **Potential vehicles being considered for the return of capital include**
  - Distributions/ dividends
  - Stock buybacks
  - Other means

* We have not paid any dividends since our incorporation and may not do so in the future. Our management is currently evaluating different means to deliver to our shareholders an undetermined amount of capital, however we have made no decision to do so and may not do so. Should we decide to do so, such return of capital may involve dividends, distributions, share repurchases or other means. The final determination as to any return of capital will be at the discretion of our board of directors, after taking into account various factors including our business prospects, cash requirements, outcome of the Interference and Opposition Proceedings and our obligations under the Settlement and License Agreement. Alternatively, the board may consider other options for maximizing shareholder value.

Share Value Drivers under the Settlement and License Agreement

FORWARD PHARMA


Net Cash
-
Operational Cash Burn (low)
+
Value of Potential Royalties from *US* sales of Tecfidera®
+
Value of Potential Royalties from *ex-US* sales of Tecfidera®
Tecfidera® *US* Sales
Tecfidera® *ex-US* Sales

Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk-adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2016, where risk factors are identified and described in detail.

Gating Events for Royalties on Tecfidera® Sales

FORWARD PHARMA

US	Ex-US
Gating event: If we prevail after all appeals to the Federal Circuit in the Interference Proceeding and as a result thereof obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF	**Gating event:** If we prevail in the EP'355 Opposition, including any appeals and as a result thereof obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF
US Royalties as described on next slide	Ex-US Royalties as described on next slide

The summary of the Settlement and License Agreement in this presentation does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Settlement and License Agreement, which is available on Forward's website. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2016.

Potential Royalty Rates on Tecfidera® Sales

FORWARD PHARMA

US

HSR antitrust clearance

Yes

No

Exclusive license

	Royalty[(a,b)]
January 1, 2021 until December 31, 2028:	10%
January 1, 2029 and after:	20%

Backup Scenario:

Co-exclusive license

	Royalty[(a,b)]
January 1, 2023 and after:	1%

FWP retains right to develop and commercialize or outlicense FP187 or another DMF-containing formulation, on one occasion only, to a single third party

Ex-US

Exclusive license

	Royalty[(a,b)]
January 1, 2021 until December 31, 2028:	10%
January 1, 2029 and after:	20%

(a) Subject to, among other things, expiration or invalidation of the patents or impact of generic entry

(b) Royalties payable on a country-by-country basis on DMF-containing products indicated for MS that, but for the License Agreement, would infringe a Forward licensed patent

USPTO Interference Proceeding

- **Interference declared April 13, 2015**

  A patent interference is an administrative proceeding at the USPTO used to determine which party is the first to invent a common invention claimed by both parties.

- **Forward awarded "Senior Party" status**

  The Senior Party has the earliest effective filing date to the common invention; entitled to the presumption that it is the first inventor.

- **On March 31, 2017, the USPTO PTAB ruled in favor of Biogen**

- **Forward intends to appeal the ruling to the Federal Circuit**

European EP'355 Opposition Proceedings

- EP2801355 patent granted by European Patent Office (EPO) on May 20, 2015
- Subject to several oppositions filed with the EPO by third parties (including Biogen)
- The first instance hearing of the Opposition Proceedings in the EPO has currently been scheduled for November 6-7, 2017, but may change

Share Value Drivers under the Settlement and License Agreement



Net Cash
-
Operational Cash Burn (low)
+
Value of Potential Royalties from *US* sales of Tecfidera®
+
Value of Potential Royalties from *ex-US* sales of Tecfidera®
Tecfidera® Sales
Tecfidera® *US* Sales
Tecfidera® *ex-US* Sales

Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk-adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2016, where risk factors are identified and described in detail.

Risk-Reward guides the choice of therapy in MS


Autologous Stem
Cell Transplantation
Alemtuzumab
Natalizumab
JC Negative
Mitoxantrone
Natalizumab
JC Positive
Ocrelizumab
Fingolimod
Dimethyl
Fumarate
Daclizumab
Glatiramer
Acetate
Teriflunomide
Interferon-B
Increasing Efficacy
Increasing Burden of Treatment

Adapted from Coles A, Newer therapies for multiple sclerosis. Ann Indian Acad Neurol 2015;18, Suppl S1:30-4

Tecfidera®: A Well-Established, Leading MS Therapy

- **The most prescribed oral MS therapy globally***
  - Capturing approximately 50% of patients starting on an oral drug
  - Stable sales in United States; Upwards trend outside US

- **Cumulative global sales of approximately $12.4 B to date; ~$1 B in quarterly sales**



Tecfidera® approved for MS in US and EU
>240,000 MS patients treated with Tecfidera®*
~$4 B global sales in 2016
2013-14
2017

*Source: Biogen (per January 31, 2017)

Factors Influencing Future Tecfidera® Sales

- **Regulatory Data Exclusivity and Patent Protection**
  - Settlement and License Agreement adds Forward Pharma IP
- **Pricing and reimbursement**
- **Launch of Ocrevus®**
  - Based on analyst reports and interviews with EU and US KOLs, Ocrevus® is estimated to initially convert later stage patients on injectables and add a Progressive MS market
- **Potential Generic Fingolimod and additional S1P modulators**
- **Potential approval of new molecules for MS**

Share Value Drivers under the Settlement and License Agreement

FORWARD PHARMA

Forward has Significant Capital Resources, a Focused Organization, and IP-Triggered Optionality

Net Cash

\-

Operational Cash Burn (low)

\+

Value of Potential Royalties from *US* sales of Tecfidera®

↑ Tecfidera® *US* Sales

\+

Value of Potential Royalties from *ex-US* sales of Tecfidera®

↑ Tecfidera® *ex-US* Sales

Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk-adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2016, where risk factors are identified and described in detail.

Upcoming Events

- **Ongoing organizational alignment and optimization**

- **Ongoing evaluation of the most efficient way to deliver to shareholders a substantial portion of the $1.25 B cash payment received from Biogen**

- **Gating events for future royalty from Tecfidera® sales**
  - **Appeal of US PTAB interference decision to Federal Circuit**
    - If PTAB decision reversed, potential further appeal to Federal Circuit of PTAB decision on remaining motions
  - **EU EP'355 opposition decision**
    - Potential appeal of opposition decision

Contact to Forward Pharma Investor Relations

Forward Pharma Investor Relations

Claus Bo Svendsen, MD, PhD

Chief Executive Officer

investors@forward-pharma.com

Lee Roth, The Ruth Group

+1 646-536-7012

Appendix

US Potential Royalty-Bearing Claims

FORWARD PHARMA

4 patent applications that, if issued, contain claims that may be royalty-bearing if Forward prevails after all appeals in the interference proceeding

	Application Number	Description
US	11/576,871	Treating MS with DMF at 480 mg/day **Interference declared; FWP as Senior Party – April 13, 2015** **PTAB ruled in favor of Biogen on March 31, 2017** **Appeal to the Federal Circuit in preparation**
	14/213,399	Up-titration of DMF to 480 mg/day for the treatment of MS Non-final rejection issued October 31, 2016; continuation application has been filed.
	14/212,503	Treating MS with DMF at 480 mg/day to reach certain MMF levels in the bloodstream Final rejection issued; appeal brief filed May 16, 2016
	14/209,480	Pharmaceutical composition comprising DMF in an amount of 50-90% by weight Non-final rejection issued April 11, 2017

If we prevail in the Interference Proceeding after any appeals to the Federal Circuit, we further expect our 11/576,871 application, if ultimately issued, would be entitled to patent term adjustment that would result in an estimated patent expiration in 2029 or later. There is no assurance that we would obtain patent term adjustment to fully compensate us for all such time lost.

Estimated Timeline for Appeal of Interference Decision to the Federal Circuit

FORWARD PHARMA



Forward Pharma Notice of Appeal
Forward Pharma Appeal Brief
Biogen Responsive Brief
Forward Pharma Reply Brief
Expected Oral Argument
Expected Decision
60 days after Notice of Appeal is docketed and certified list is served by USPTO
40 days after Forward Pharma Appeal Brief
14 days
May 31, 2017
End-August 2017
Mid-October 2017
End-October 2017
Q4-2017/ Q1-2018
Q2-2018/ Q3-2018

Dates represent estimates of when filings are due to the Federal Circuit

Ex-US Potential Royalty-Bearing Claims

4 patent applications that, if issued, contain claims that may be royalty- bearing if Forward prevails in the European EP'355 opposition proceedings including all appeals

	Application Number	Description
Ex-US	EP14172398.1 (Pat. No. EP2801355)	Treating MS with 480 mg/day of DMF wherein the pH controlled release compositions have an enteric coat **Granted – May 20, 2015; Opposition hearing before EPO currently scheduled for 6-7 November 2017**
	EP15166243.4 (Pat. No. EP2965751)	Treating MS with 480-600 mg fumaric acid esters (including DMF)/day where the composition releases fumaric acid esters depending on pH. Application pending
	EP14172396.5 (Pat. No. EP2792349)	Treating MS with 480 mg/day of controlled release DMF **EPO issued intention to grant – February 8, 2017**
	EP16001391.8 (Pat. No. EP3093012)	Controlled release pharmaceutical composition comprising DMF in an amount of 50-90% by weight Application pending

Additionally, Forward will need to show on a country-by-country basis that Tecfidera® infringes a valid patent for royalties to become payable

Key IP Overview:

Core Composition and Erosion Matrix Patent Families[1]

FORWARD PHARMA

Patent / Application	Patent Family	Status
U.S. App. 11/576,871	Core Composition	Pending. A decision was issued by the PTAB on March 31, 2017 in favor of Biogen. We intend to appeal the decision to the Federal Circuit.
U.S. App. 14/213,399	Core Composition	Non-final rejection issued in October 2016; continuation application has been filed.
U.S. App. 14/212,503	Core Composition	On appeal from final rejection.
U.S. App. 14/209,480	Core Composition	Pending. Non-final rejection issued in April 2017.
EP2801355	Core Composition	Granted. Under opposition with EPO.
EP1799196	Core Composition	Granted.
EP2801354	Core Composition	Granted.
EP2316430	Core Composition	Revoked by decision of July 10, 2015; under appeal.
EP3093012	Core Composition	Pending.
EP2965751	Core Composition	Pending.
EP2792349	Core Composition	Pending.
JP2015-139809	Core Composition	Pending.
U.S. Patent No. 8,906,420	Erosion Matrix	Granted.
EP2379063	Erosion Matrix	Granted; opposition rejected; appeal pending.
EP2564839	Erosion Matrix	Granted.
JP5788331	Erosion Matrix	Granted as JP2012-514624.

1. Beyond our core composition patent and erosion matrix patent families, our other patent families include U.S. Patent Application Nos. 14/419,031, 14/914,031 and 14/914,025 and European Patent Application Nos. EP2879672, EP3038606 and EP3038605.